# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bolt Biotherapeutics, Inc., CIK 0001641281
CUSIP: 097702203
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 900 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001675490

## Reporting persons
- Vivo Capital Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vivo Capital Surplus Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vivo Capital VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vivo Panda Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 72,414; shared voting power 0; sole dispositive power 72,414; shared dispositive power 0; aggregate amount beneficially owned 72,414 (3.8% of the class)
  Comment: The number represents shares of common stock, par value 0.00001 (the "Common Stock") of Bolt Biotherapeutics, Inc. (the "Issuer"), which are held of record by Vivo Panda Fund, L.P. Vivo Panda, LLC is the general partner of Vivo Panda Fund, L.P.
  
  The percentage is based on 1,919,441 shares of Common Stock of the Issuer outstanding as of November 5, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission ("the "SEC") on November 12, 2025.
- Vivo Panda, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 72,414; shared voting power 0; sole dispositive power 72,414; shared dispositive power 0; aggregate amount beneficially owned 72,414 (3.8% of the class)
  Comment: The number represents shares of Common Stock of the Issuer, which are held of record by Vivo Panda Fund, L.P. Vivo Panda, LLC is the general partner of Vivo Panda Fund, L.P.
  
  The percentage is based on 1,919,441 shares of Common Stock of the Issuer outstanding as of November 5, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2025.

## Item 1. Issuer
Name of issuer: Bolt Biotherapeutics, Inc.
Address of issuer's principal executive offices: 900 Chesapeake Drive Redwood City, California 94063

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G is filed jointly by Vivo Capital Fund VIII, L.P., Vivo Capital Surplus Fund VIII, L.P., Vivo Capital VIII, LLC, Vivo Panda Fund, L.P. and Vivo Panda, LLC.
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Capital Fund VIII, L.P., Vivo Capital Surplus Fund VIII, L.P. and Vivo Panda Fund, L.P. are Delaware limited partnerships.

Vivo Capital VIII, LLC and Vivo Panda, LLC are Delaware limited liability companys.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Vivo Capital VIII, LLC

Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. are the record holders of 0 shares of the Issuer's shares of Common Stock. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2) Vivo Panda, LLC

The 72,414 shares of Common Stock are held of record by Vivo Panda Fund, L.P. Vivo Panda, LLC is the general partner of Vivo Panda Fund, L.P.
Percent of class:
Vivo Capital Fund VIII, L.P. 0%

Vivo Capital Surplus Fund VIII, L.P. 0%

Vivo Capital VIII, LLC: 0%

Vivo Panda Fund, L.P.: 3.8%

Vivo Panda, LLC: 3.8%
Sole power to vote or to direct the vote:
Vivo Capital Fund VIII, L.P.: 0 shares

Vivo Capital Surplus Fund VIII, L.P.: 0 shares

Vivo Capital VIII, LLC: 0 shares

Vivo Panda Fund, L.P.: 72,414 shares

Vivo Panda, LLC: 72,414 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Capital Fund VIII, L.P.: 0 shares

Vivo Capital Surplus Fund VIII, L.P.: 0 shares

Vivo Capital VIII, LLC: 0 shares

Vivo Panda Fund, L.P.: 72,414 shares

Vivo Panda, LLC: 72,414 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Capital Fund VIII, L.P.: /s/ Frank Kung, Frank Kung/Managing Member of Vivo Capital VIII, LLC, General Partner (02/13/2026)
- Vivo Capital Surplus Fund VIII, L.P.: /s/ Frank Kung, Frank Kung/Managing Member of Vivo Capital VIII, LLC, General Partner (02/13/2026)
- Vivo Capital VIII, LLC: /s/ Frank Kung, Frank Kung/Managing Member (02/13/2026)
- Vivo Panda Fund, L.P.: /s/ Frank Kung, Frank Kung/Managing Member of Vivo Panda, LLC, General Partner (02/13/2026)
- Vivo Panda, LLC: /s/ Frank Kung, Frank Kung/Managing Member (02/13/2026)